Caledonia Mining Corporation

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation:

Management has prepared the information and representations in this interim report. The Unaudited Condensed Consolidated Financial Statements of Caledonia Mining Corporation (“Company”) have been prepared in conformity with International Financial Reporting Standards (“IFRS”) and in accordance with International Accounting Standard 34 (“IAS 34”) Interim Financial Reporting, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the Unaudited Condensed Consolidated Financial Statements are presented fairly, in all material respects.

Financial information used elsewhere is consistent with that in the Unaudited Condensed Consolidated Financial Statements. The Management Discussions and Analysis (MD&A) also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Company maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management have concluded that as a result of the relatively small size of the Company’s head office finance department personnel, the Internal Controls over Financial Reporting (“ICFR”) assessment concluded that there were limited resources to adequately segregate duties and to permit or necessitate the comprehensive documentation of all policies and procedures that form the basis of an effective design of ICFR.

In order to mitigate the risk of material misstatement in the Company’s Unaudited Condensed Consolidated Financial Statements, the Company implemented additional cash flow review and monitoring controls at head office on a monthly basis and as part of their monitoring and oversight role the Audit Committee performs additional analysis and other post-closing procedures. No material exceptions were noted based on the additional procedures and no evidence of fraudulent activity was found.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee is composed of three unrelated directors. This Committee meets periodically with management and the external auditor to review accounting, auditing, internal control and financial reporting matters.

These Condensed Consolidated Financial Statements have not been reviewed by the Company’s auditors.

The Unaudited Condensed Consolidated Financial Statements for the period  ended September 30, 2012 were approved by the Board of Directors and signed on its behalf on November 9,  2012.

S. E. Hayden	S. R. Curtis

President and Chief Executive Officer	Vice-President, Finance and Chief Financial Officer

Caledonia Mining Corporation

Condensed consolidated statements of comprehensive income
(In thousands of Canadian dollars except for earnings per share amounts)
		For the 3 months ended 30 September		For the 9 months ended 30 September
	Note	2012	2011	2012	2011
		$	$	$	$
			Restated(1)		Restated(1)
Unaudited
Revenue		21,494	16,517	57,609	39,733
Less: Royalty		1,504	743	4,034	1,791
Production costs	8	6,389	5,763	19,151	15,124
Depreciation	~~11~~	999	647	2,759	1,853
Gross profit		12,602	9,364	31,665	20,965

Administrative expenses	9	973	256	2,947	2,470
Share-based payment expense	20	14,569	-	14,569	1,102
Indigenisation expenses	5	269	326	1,275	326
Foreign exchange loss		934	-	574	-
Results from operating activities		(4,143)	8,782	12,300	17,067

Finance income	10	-	2	-	3
Finance cost	10	(25)	(14)	(106)	(193)
Net finance costs		(25)	(12)	(106)	(190)
(Loss)/profit before income tax		(4,168)	8,770	12,194	16,877
Income tax expense	12	5,031	2,620	8,786	5,954
Net (loss)/profit for the period		(9,199)	6,150	3,408	10,923

Other comprehensive (loss)/income
Foreign currency translation differences for foreign operations		(1,763)	2,152	(1,959)	1,077
Other comprehensive (loss)/income for the period, net of income tax		(1,763)	2,152	(1,959)	1,077
Total comprehensive (loss)/ income for the period		(10,962)	8,302	1,449	12,000
(Loss)/profit attributable to:
Owners of the Company		(7,240)	6,150	5,367	10,923
Non-controlling interests		(1,959)	-	(1,959)	-
(Loss)/profit for the period		(9,199)	6,150	3,408	10,923
Total comprehensive (loss)/income attributable to:
Owners of the Company		(8,984)	8,302	3,427	12,000
Non-controlling interests		(1,978)	-	(1,978)	-
Total comprehensive (loss)/ income for the period		(10,962)	8,302	1,449	12,000
Earnings per share
Basic earnings (loss) per share	18	$(0.01)	$0.012	$0.011	$0.022
Diluted earnings (loss) per share		$(0.01)	$0.012	$0.011	$0.021

(1) Withholding taxes paid have been reallocated to Income tax expense from Administrative expenses

Caledonia Mining Corporation

Condensed consolidated statements of financial position
(In thousands of Canadian dollars)
Unaudited		September 30,	December 31,
As at	Note	2012	2011
		$	$
Assets
Property, plant and equipment	11	34,718	33,918
Other investments	13	5	5
Deferred tax asset		325	325
Total non-current assets		35,048	34,248

Inventories	14	4,590	4,482
Prepayments		469	334
Trade and other receivables	15	3,744	3,652
Advance payment	5	-	-
Cash and cash equivalents	16	24,615	9,686
Total current assets		33,418	18,154
Total assets		68,466	52,402

Equity and liabilities
Share capital	17	196,677	196,163
Reserves		9,352	2,273
Accumulated deficit		(153,055)	(158,422)
Non- controlling interest		(2,135)	-
Total equity		50,839	40,014

Liabilities
Provisions	21	1,733	1,785
Deferred tax liability		6,629	6,037
Total non-current liabilities		8,362	7,822

Trade and other payables	22	4,437	3,841
Zimbabwe advance dividend accrual	5	1,967	-
Income taxes payable	12	1,070	295
Bank overdraft	16	1,791	430
Total current liabilities		9,265	4,566
Total Liabilities		17,627	12,388
Total equity and liabilities		68,466	52,402

On behalf of the Board:

“S.E. Hayden”                                                          Director
“Robert W. Babensee”                                           Director

Caledonia Mining Corporation

Condensed consolidated statements of changes in equity
(In thousands of Canadian dollars)
	Note	Share capital	Investment Revaluation Reserve	Translation reserve	Premium on NCI equity transactions	Share based payment reserve	Accumulated deficit	Total	Non- controlling interest (NCI)	Total Equity
Unaudited		$	$	$	$	$	$	$	$	$
Balance at December 31, 2010		196,125	5	(1,404)	-	2,306	(170,552)	26,480	-	26,480
Comprehensive income for the year				265		-	12,130	12,395	-	12,395
Shares issued		38				-		38	-	38
Share-based compensation expense	20					1,101		1,101	-	1,101
Balance at December 31, 2011		196,163	5	(1,139)	-	3,407	(158,422)	40,014 -	-	40,014
Comprehensive income for the period				(1,940)			5,367	3,427	(1,978)	1,449
Transactions with owners of the Company, recognised directly in equity
Share based payment on transactions	5					12,274		12,274	2,295	14,569
Advance dividend paid to Blanket shareholders	5								(5,707)	(5,707)
Shares issued for cash pursuant to the exercise of share options		514						514	-	514
Changes in ownership interests in subsidiaries
Blanket Zimbabwe indigenisation NCI introduced	5				(3,255)			(3,255)	3,255	-
Balance as September 30, 2012		196,677	5	(3,079)	(3,255)	15,681	(153,055)	52,974	(2,135)	50,839

Caledonia Mining Corporation

Condensed consolidated statements of cash flows
(In thousands of Canadian dollars)
		For the 3 months ended 30 September		For the 9 months ended 30 September
	Note	2012	2011	2012	2011
Unaudited		$	$	$	$
Cash flows from operating activities			Restated(1)		Restated(1)
(Loss)/profit for the period		(8,790)	6,154	3,408	10,923
Adjustments to reconcile net cash from operations	23	19,161	4,191	25,767	9,838
Changes in non-cash working capital	23	1,993	(1,139)	1,037	(1,651)
Cash flows generated from continuing operations		12,364	9,206	30,212	19,110
Indigenisation expenses	5	(269)	-	(1,275)	-
Advance dividend paid	5	(1,894)	-	(3,739)	-
Tax paid	12	(3,402)	(2,620)	(7,124)	(4,998)
Interest paid	10	(25)	(11)	(106)	(190)
Net cash from operating activities		6,774	6,575	17,968	13,922
Cash flows from investing activities
Property, plant and equipment additions	11	(2,135)	(2,340)	(4,914)	(7,511)
Net cash used in investing activities		(2,135)	(2,340)	(4,914)	(7,511)

Cash flows from financing activities
Bank overdraft increase/(decrease)		1,653	(2,421)	1,361	(747)
Proceeds from shares issued		-	-	514	38
Net cash from/(used in) financing activities		1,653	(2,421)	1,876	(709)
Net increase in cash and cash equivalents		6,292	1,814	14,929	5,702
Cash and cash equivalents at beginning of period		18,323	5,033	9,686	1,145
Cash and cash equivalents at the end of the period	16	24,615	6,847	24,615	6,847

(1) Withholding taxes paid have been reallocated to Income tax expense from Administrative expenses.

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended September 30, 2012 and 2011 (in thousands of Canadian dollars)

1          Reporting entity

Caledonia Mining Corporation is a company domiciled in Canada. The address of the Company’s registered office is Suite 1201, 67 Yonge Street, Toronto, Ontario M5E 1J8 Canada. The unaudited condensed consolidated interim financial statements of the Company as at September 30, 2012 comprise the Company and its subsidiaries (together referred to as the “Group” or “Company” and individually as “Group entities”). The Group primarily is involved in the operation of a gold mine and the acquisition, exploration and development of mineral properties for the exploration of base and precious metals.

2          Basis for preparation

(a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements.

These condensed consolidated interim financial statements were authorised for issue by the Board of Directors on November  9, 2012.

(b) Basis of measurement

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following items in the statement of financial position:

•	available for sale financial assets are measured at fair value

•	equity-settled share-based payment arrangements are measured at fair value on grant date (see Note 20)

(c) Presentation currency

These condensed consolidated interim financial statements are presented in Canadian dollar, which is the Company’s functional currency. All financial information presented in Canadian dollar has been rounded to the nearest thousand.

3          Use of estimates and judgements

Management makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at December 31, 2011, except in respect of the valuation of the share-based payment arrangement relating to the indigenisation transaction (see note 5).

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended September 30, 2012 and 2011 (in thousands of Canadian dollars)

4          Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2011.

(a)	Consolidation of Blanket Mine (1983) (Pvt) Ltd (“Blanket”) and accounting for non-controlling interest

The accounting policy as included in the 31 December 2011 Audited Consolidated Financial Statements stated that, the financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Further to the implementation of the Indigenisation transaction (see note 5 for details), a 51% shareholding in Blanket was acquired by the Indigenisation partners. The directors of Caledonia Holdings Zimbabwe (Blanket’s parent company) performed an assessment, using the requirements of IAS 27: Consolidated and Separate Financial Statements (IAS 27), to determine whether Blanket should continue to be consolidated by Caledonia Holdings Zimbabwe.  Following the assessment, it was concluded that Caledonia Holdings Zimbabwe should continue to consolidate Blanket under the de facto control model. Accordingly the group accounting policy will be extended to include de facto control aspects in its analysis of control principles in accordance with IAS27.

Control as contemplated in IAS27 was considered to exist on the basis of exercisable power conferred on Caledonia Holdings Zimbabwe to cast majority votes at board level as contained in the registered founding documents of Blanket as well as consideration of the de facto control aspects of the relative shareholdings in Blanket.

The aspect of control under IAS27 will be reviewed at each reporting cycle.

Non-controlling interests were recognised from September 5, 2012, the effective date of the transaction, to the extent that the Indigenisation partners are able to participate in the economic benefits generated by Blanket.

5          Blanket Zimbabwe Indigenisation Programme

On February 20, 2012 Caledonia announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which Caledonia agreed that Indigenous Zimbabweans would acquire an effective 51% ownership interest of the Blanket Mine for a paid transactional value of US$30.09 million.

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended September 30, 2012 and 2011 (in thousands of Canadian dollars)

Pursuant to the above, Caledonia entered into agreements with each Indigenisation shareholder to sell its 51% ownership interest in Blanket as follows:
•	A 16% interest was sold to the National Indigenisation and Economic Empowerment Fund (NIEEF) for US$11.74 million.
•	A 15% interest was sold to Fremiro, which is owned by identified Indigenous Zimbabweans, for US$11.01 million.
•
A 10% interest was sold to the Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for US$7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (Employee Trust) with Blanket’s employees holding participation units in the Employee Trust.

•	A 10% interest was donated to the Gwanda Community Share Ownership Trust (Community Trust). Blanket undertook and paid a non-refundable donation of US$1 million to the Community Trust.

Caledonia facilitated the vendor funding of these transactions (other than the 10% interest which was donated to the Community Trust) which will be repaid by way of future dividends from Blanket. 80% of dividends declared by Blanket will be used to repay such loans and the remaining 20% will unconditionally accrue to the respective Indigenous shareholders.

Outstanding balances on the facilitation loans attract interest at a rate of 10% over the 12-month LIBOR. The timing of the repayment of the loans depends on the future financial performance of the Blanket and the extent of future dividends declared by Blanket. .

In order to secure the repayment from Blanket to Caledonia of the vendor funding of the proceeds, the facilitation loans were declared by Blanket to a wholly-owned subsidiary of Caledonia Mining Corporation as a dividend in specie, for which the necessary approvals have been received from the Reserve Bank of Zimbabwe.

The Government of Zimbabwe have confirmed that the implementation of the terms of the MoU and the underlying subscription agreements will constitute full compliance with the requirements of the Indigenisation Act and the Regulations and Blanket has received its certificate of compliance which confirms that Blanket is fully compliant with the requirements of Section 3(1)(a) of the Indigenisation and Economic Empowerment Act (Chapter 14.33).

Completion of the above agreements was subject to specified conditions as contemplated in the MoU, underlying agreements and related transactions to give effect to the Indigenisation programme.

The final condition precedent was met on September 5, 2012 and on that date, the Indigenous Zimbabwean shareholders effectively acquired 51% ownership and economic interest in the Blanket Mine.

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended September 30, 2012 and 2011 (in thousands of Canadian dollars)

Accounting treatment

Based on the nature of the transaction, and the analysis of the requirements of IAS 27: Consolidated and Separate Financial Statement, it is anticipated that Caledonia will continue to consolidate the Blanket Mine subsidiary for accounting purposes and accordingly the subscription agreements will be accounted for as a transaction with minorities and share based payments. Accordingly, on the effective date of the transaction, the subscription agreements were accounted for as follows:

•	Non-controlling interests were recognised on the portion of shareholding upon which dividends declared by Blanket will accrue unconditionally to equity holders as follows:
(a)	20% of the 16% shareholding of NIEEF and;
(b)	20% of the 15% shareholding of Fremiro and;
(c)	100% of the 10% shareholding of the Community Trust.
i.e. a 16.2% NCI of net assets and earnings is recognised at Blanket level.

The remaining 80% of the shareholding of NIEEF and Fremiro is recognised as non-controlling interest to the extent that their attributable share of the net asset value of Blanket exceeds the balance on the facilitation loans including interest.  At September 30, 2012, the attributable net asset value did not exceed the balance on the respective loan accounts and thus no additional NCI was recognised.

•	As the facilitation loans are only repayable from dividends declared by Blanket, a loan receivable is not recognised and the arrangement is accounted for as an equity transaction.

•
The difference between the fair value of the equity instruments granted and facilitation loans, taking into account all the interest terms and advance dividend rights (see below), was recognised as a share based payment expense against the Indigenisation Act credentials obtained (refer Note 20(b)).

•
The transaction with the Employee Trust will be accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees.  The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket if they are employed at the date of such distribution.  To the extent that 80% of the attributable dividends exceed the balance on the BETS facilitation loan they will accrue to the employees at the date of such declaration.

	Shareholding	Recognised NCI	Recognised subject to facilitation loan	Balance on facilitation loan #	IFRS 2 expense (note 20)
NIEEF	16%	3.2%	12.8%	11,630	4,882
Fremiro	15%	3%	12%	10,904	3,273
Community Trust	10%	10%	-	-	6,006
Employee Trust	10%	-*	-*	7,269	-
	51%	16.2%	24.8%	29,803	14,161

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended September 30, 2012 and 2011 (in thousands of Canadian dollars)

•	*Accounted for under IAS 19 Employee Benefit
•	# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable (see above).
The following Indigenisation costs have been incurred.
	Nine months ended
	September 30
	2012	2011
Donation to Gwanda Community Trust	1,140	-
Legal fees	31	-
Professional consulting fees	85	326
Other	19	-
	1,275	326
Advance dividends

In anticipation of completion of the underlying subscription agreements, Caledonia agreed to an advance dividend arrangement with NIEEF and the Community Trust as follows:

(a)	Advances to the Community Trust against their right to receive dividends declared by Blanket on their shareholding as follows;
•	A US$2 million payment on or before September 30, 2012;
•	A US$1 million payment on or before February 28, 2013; and
•	A US$1 million payment on or before April 30, 2013.

These advance payments have been debited to a loan account bearing interest at a rate of 10% over the 12-month LIBOR.  The loan is repayable by way of set off of future dividends on the Blanket shares owed by the Community Trust.

(b)
An advance payment of US$1.8 million to NIEEF against their right to receive dividends declared by Blanket on their shareholding.  The advance payment has been debited to an interest-free loan account and is repayable by way of set off of future dividends on the Blanket shares owned by NIEEF.

The advance dividend payments have been recognised as a distribution to shareholders on the effective date of the subscription agreements.  The loans arising are not recognised as loans receivable by Blanket as they are only repayable by set off of future dividend entitlements and are accordingly regarded as equity instruments.

The advance payments to the Community Trust of US$2 million, payable in February and April 2013, have been recognised as a dividend payable as Blanket has a present obligation to make the payments.

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended September 30, 2012 and 2011 (in thousands of Canadian dollars)

6          Financial risk management

Overview

The Group has exposure to the following risks from its use of financial instruments:

•	Currency risk

•	Interest rate risk

•	Credit risk

•	Liquidity risk

•	Commodity price risk

The Group’s exposure to each of the above risks and the policies adopted to manage and mitigate such risks are the same as those applied by the Group in its consolidated financial statements as at and for the year ended December 31, 2011.

The Group is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Group assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Group’s Audit Committee oversees management’s compliance with the Group’s financial risk management policy.

The fair value of the Group’s financial instruments approximates their carrying value unless otherwise noted. The types of risk exposure and the way in which such exposures are managed are as follows:

 (a) Currency Risk

As the Group operates in an international environment, some of the Group’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of the Group’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Group are reported in Canadian dollars in the Group’s consolidated financial statements.

The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of the Group and may also affect the value of the Group’s assets and the amount of shareholders’ equity.

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended September 30, 2012 and 2011 (in thousands of Canadian dollars)

As noted below, the Group has certain financial assets and liabilities denominated in foreign currencies. The Group does not use any derivative instruments to reduce its foreign currency risks. To reduce exposure to currency transaction risk, the Group maintains cash and cash equivalents in the currencies used by the Group to meet short‐term liquidity requirements.

Below is a summary of the cash and cash equivalents denominated in a currency other than the Canadian dollar that would be affected by changes in exchange rates relative to the Canadian dollar. The values are the Canadian dollar equivalent of the respective asset or liability that is denominated in a currency other than the Canadian dollar.

	September 30, 2012	December 31, 2011
	$	$
Cash	23,747	1,982
Bank overdraft	1,791	-
Trade receivables	3,769	5,151
Accounts payables	7,474	4,801

 (b) Interest Rate Risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that the Group is not exposed to significant interest rate risk as it is debt free apart from short term borrowings utilized in Zimbabwe.  The Group’s cash and cash equivalents include highly liquid investments that earn interest at market rates. The Group manages its interest rate risk by endeavouring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Group’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in high credit quality financial institutions.

Cash held in foreign banks is subject to the interest rates ruling in those particular countries and this can have an effect on the results of the Group due to higher interest rates being paid in African countries compared to Canada.

 Fluctuations in market interest rates have not had a significant impact on the Group’s results of operations.

(c) Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Group if a gold sales customer fails to meet its contractual obligation. Current gold sales are made to Rand Refineries in South Africa and the payment terms are stipulated in the service delivery contract and are adhered to in all instances.

(d) Liquidity Risk

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended September 30, 2012 and 2011 (in thousands of Canadian dollars)

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

The Group manages its liquidity by ensuring that there is sufficient capital to meet its likely cash requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. The Group believes that these sources will be sufficient to cover the anticipated cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

Since the inception of dollarization in Zimbabwe, certain insurance cover has been reinstated. The Zimbabwean operations are now covered for Public Liability risk, Assets all risk and comprehensive cover on all motor vehicles. Further insurance cover is currently under review.

7          Capital Management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to pursue the mining operations and exploration potential of the mineral properties.

The Group’s capital includes shareholder’s equity, comprising issued common shares, contributed surplus, accumulated other comprehensive income, accumulated deficit and bank loans.

 The Group’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns for shareholders, accommodate any rehabilitation provisions and to pursue growth opportunities.

As at September 30, 2012 the Group is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy.

8              Production costs

	9 months ended September 30
	2012	2011
	$	$
Wages	6,152	4,617
Consumable materials	10,183	8,902
Site restoration	32	16
Exploration	554	37
Safety	118	290
Mine administration	2,112	1,262
	19,151	15,124

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended September 30, 2012 and 2011 (in thousands of Canadian dollars)

9           Administrative expenses - corporate

	9 months ended September 30
	2012	2011
	$	$
Investor relations	273	240
Management contract fee	598	552
Directors fees paid or accrued	154	73
Audit fee	244	243
Legal fee	96	53
Accounting services fee	30	36
Listing fees	54	77
Salaries and wages	964	759
Travel	357	217
Other	177	220
	2,947	2,470

10        Finance income and finance costs

Recognised in profit or loss
	9 months ended September 30
	2012	2011
	$	$
Finance income	-	3
Interest expense on financial liabilities measured at amortised cost	(106)	(193)
Net finance costs recognised in profit or loss	(106)	(190)

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended September 30, 2012 and 2011 (in thousands of Canadian dollars)

11        Property, plant and equipment

	Land and buildings	Mineral properties being depleted	Mineral properties not being depleted	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
	$	$	$	$	$	$	$
Cost
Balance at January 1, 2011	4,146	9,000	8,536	15,543	1,083	770	39,078
Additions	93	757	2,726	4,485	91	376	8,528
Disposals	-	-	-	-	-	(4)	(4)
Impairment (1)	-	-	(3,884)	-	-	-	(3,884)
Foreign exchange movement	(39)	177	65	(30)	(22)	13	164
Balance at December 31, 2011	4,200	9,934	7,443	19,998	1,152	1,155	43,882

Balance at January 1, 2012	4,200	9,934	7,443	19,998	1,152	1,155	43,882
Additions	260	1,579	1,839	739	30	467	4,914
Foreign exchange movement	(167)	(432)	(312)	(834)	(34)	(53)	(1,832)
Balance at September 30, 2012	4,293	11,081	8,970	19,903	1,148	1,569	46,964

(1)  The full carrying value of the Rooipoort platinum property in South Africa has been impaired as, despite the timely application for the renewal of the prospecting right, no formal right has yet been granted by the Department of Mineral & Energy. As a consequence of the delay in the receipt of the valid right, no funding was allocated to this project

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended September 30, 2012 and 2011 (in thousands of Canadian dollars)

    11        Property, plant and equipment - (continued)

	Land and buildings	Mineral properties being depleted	Mineral properties not being depleted	Plant and equipment	Fixtures and fittings	Motor vehicles	Total
Depreciation and Impairment losses
Balance at January 1, 2011	469	832	-	4,499	861	439	7,100
Depreciation for the year	250	659	-	1,833	87	154	2,983
Disposals	-	-	-	-	-	(4)	(4)
Foreign exchange movement	18	37	-	(154)	(25)	9	(115)
Balance at December 31, 2011	737	1,528	-	6,178	923	598	9,964

Balance at January 1, 2012	737	1,528	-	6,178	923	598	9,964
Depreciation for the year	203	537	-	1,798	57	164	2,759
Foreign exchange movement	(30)	(102)	-	(295)	(24)	(26)	(477)
Balance at September 30, 2012	910	1,963	-	7,681	956	736	12,246

Carrying amounts
At December 31, 2011	3,463	8,406	7,443	13,820	229	557	33,918
At September 30, 2012	3,383	9,118	8,970	12,222	192	833	34,718

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended September 30, 2012 and 2011 (in thousands of Canadian dollars)

    11        Property, plant and equipment (continued)

Recoverability

The recoverability of the carrying amount of the South African and Zambian mineral properties (if not impaired) is dependent upon the availability of sufficient funding to bring the properties into commercial production, the price of the products to be recovered, the exchange rate of the local currency relative to the US dollar and the undertaking of profitable mining operations. As a result of these uncertainties, the actual amount recovered may vary significantly from the carrying amount.

12        Income Tax

	September 30, 2012	September 30, 2011
	$	$
Income Tax	4,878	3,448
Withholding tax	2,246	1,550
Taxes paid	7,124	4,998
Dispute accrual	1,070	-
Deferred tax	592	956
	8,786	5,954

Blanket Mine received tax assessments for 2009 and 2010 in which the Zimbabwe Revenue Authority disallowed a deduction of the amount owed by the Reserve Bank in respect of the Gold Bonds. The deduction was claimed, in terms of the Income Tax Act, for bad and doubtful debts. As a consequence of the disallowance Blanket Mine has been assessed for additional tax of US$988,559 and US$98,855 in penalties. Blanket Mine lodged the appropriate objections which have subsequently been denied. Blanket Mine will now take this matter on appeal to the High Court. An accrual of $1,070 for this tax dispute has been raised in these Unaudited Financial Statements.

13        Other investments

September 30, 2012		December 31, 2011
	$	$
Current investments
Available for sale financial assets	5	5

The fair value of the shares held in Old Mutual Plc is $5(2011: $5).

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended September 30, 2012 and 2011 (in thousands of Canadian dollars)

14 Inventories	September 30, 2012	December 31, 2011
	$	$
Consumable stores	4,590	3,899
Gold in progress	-	583
	4,590	4,482

Inventory is comprised of gold in circuit at Blanket and consumable stores utilised by Blanket Mine. Consumables stores are disclosed net of any write downs or provisions of obsolete items.

15        Trade and other receivables

	September 30, 2012	December 31, 2011
	$	$
Bullion sales receivable	2,012	2,278
VAT receivable	1,197	694
Deposits for stores and equipment	535	680
Current portion	3,744	3,652

The bullion receivable is received shortly after the delivery of the gold and no provision for non-recovery is required.

The Group's exposure to credit and currency risks, and impairment losses related to trade and other receivables is disclosed in note 6.

16        Cash and cash equivalents

	September 30, 2012		December 31, 2011
	$		$
Bank balances		24,615		9,686
Cash and cash equivalents		24,615		9,686
Bank overdrafts used for cash management purposes		(1,791)		(430)
Cash and cash equivalents in the statement of cash flows		22,824		9,256

The Group’s exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities is disclosed in note 6.

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended September 30, 2012 and 2011 (in thousands of Canadian dollars)

The bank overdraft facility of US$2.5 million bears interest at 8% above the 30 day LIBOR rate. The facility is unsecured and valid for 12 months and is renewable. The facility is repayable on demand.

17        Equity

Share capital

Authorised
Unlimited number of common shares of CAD of no par value
Unlimited number of preference shares of CAD of no par value.

Issued	Number of common shares	Amount
December 31, 2011	500,549,280	196,163
Shares issued	7,350,000	514
September 30, 2012	507,899,280	196,677

Common shares and preference shares

The holders of common shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company. Holders of preference shares receive a non-cumulative dividend per share at the Company’s discretion, or whenever dividends to common shareholders are declared. They do not have the right to participate in any additional dividends declared for common shareholders.

Preference shares do not carry the right to vote. All shares rank equally with regard to the Company’s residual assets, except that preference shareholders participate only to the extent of the face value of the shares.

Investment Revaluation Reserve

The investment revaluation reserve arises from the valuation of investments at fair value through other comprehensive income.

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations with functional currencies that differ from the presentation currency.

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended September 30, 2012 and 2011 (in thousands of Canadian dollars)

Share based payment reserve

Comprises the fair value of equity instruments granted to employees under stock option plans and Zimbabwe Indigenisation partners under the Indigenisation Programme (refer Note 5) .

Premium/discount on non-controlling interest equity transactions

Comprises the premium or discount on the subsequent purchase or sale of equity instruments in existing subsidiaries where there is no resulting change in control.

18        Earnings per share

Basic earnings per share

The calculation of basic earnings per share at September 30, 2012 was based on the profit attributable to common shareholders of $5,367 (2011: $10,923), and a weighted average number of common shares outstanding of 504,748,731 (2011: 500,345,319), calculated as follows:

Weighted average number of common shares

(In number of shares)	2012	2011
Issued common shares at January 1	500,549,280	500,169,280
Weighted average of shares issued	4,199,451	176,029
Weighted average number of common shares at September 30	504,748,731	500,345,319

	2012		2011
	$		$
(Loss)/earnings attributable to common shareholders		5,367		10,923
Additional amounts attributable to Blanket Employees Trust if post acquisition period Blanket earnings were distributed to shareholders*		-		-
Adjusted basic earnings attributable to common shareholders		5,367		10,923
Dilutive earnings attributable to dilutive partially recognised non-controlling interest in Blanket		-		-
Additional amounts attributable to Blanket Employees Trust dilutive effective option if post acquisition earnings were distributed to shareholders		-		-
Fully diluted earnings attributable to common shareholders		5,367		10,923

*Adjusted for IAS 19 employee expense adjusted in previous years earnings

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended September 30, 2012 and 2011 (in thousands of Canadian dollars)

•	Basic earnings are adjusted for the amounts that would accrue to other equity holders upon the full distribution of post-acquisition earnings to shareholders.
•
Diluted earnings would be calculated on the basis that the outstanding balance of the facilitation loans owing by Blanket’s Indigenisation shareholders are effectively treated as options for the 80% of Blanket shares which have been issued to Indigenous shareholders and which are subject to settlement of the loan accounts.  The average fair value of the 80% of Blanket shares issued to Indigenous Zimbabweans and which are subject to settlement of the loan accounts is compared to the balance of the loan accounts and any excess portion is regarded as dilutive.  The calculated dilution is taken into account with additional earnings attributable to free shares in Blanket upon dilution.

The fair value of the Blanket shares is determined with reference to the market capitalisation of Caledonia Mining Corporation since the primary asset of the group is currently the Blanket mine.

The effective options on the 80% portion of the NIEEF and Fremiro shareholding were anti-dilutive in the current period (i.e. the value of the options was less than the outstanding loan balance) and accordingly there was no adjustment to fully diluted earnings attributable to common shareholders.

There was no adjustment for additional amounts attributable to the Blanket Employees and Management Trust as Blanket incurred a loss subsequent to the transaction date of September 5, 2012.

Diluted earnings per share

The calculation of diluted earnings per share at September 30, 2012 would be based on the profit attributable to common shareholders of $5,367 (2011: $10,923), and a weighted average number of common shares and potentially dilutive shares outstanding of 509,223,462 (2011:510,353,482), calculated as follows:

Weighted average number of common shares

(In number of shares)	2012	2011
Weighted average number of common shares (basic) at September 30	504,748,731	500,345,319
Effect of dilutive options	4,474,731	10,008,163
Weighted average number of common shares (diluted) at September 30	509,223,462	510,353,482

19        Defined Contribution Plan

Under the terms of the Mining Industry Pension Fund (“Fund”) in Zimbabwe, eligible employees contribute a fixed percentage of their eligible earnings to the Fund. Blanket makes a matching contribution plus an inflation levy as a fixed percentage of eligible earnings of these employees

20        Share-based payments

Description of the share-based payment arrangements

At September 30, 2012 the Group has the following share-based payment arrangements:

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended September 30, 2012 and 2011 (in thousands of Canadian dollars)

(a)	Share option programme (equity-settled)

The Group has established incentive stock option plans (the "Plans") for employees, officers, directors, consultants and other service providers. In accordance with these programmes, options are granted at the market price of the shares at the date of grant.

Terms and conditions of share option program

The terms and conditions relating to the grants of the share option program are as follows; all options are to be settled by physical delivery of shares. Under the current plan, the maximum term of the options is 5 years.  Under the Plans, the aggregate number of shares that may be issued will not exceed 10% of the number of the shares issued of the Group, and as at September 30, 2012, the Group has the following options outstanding:

Number of Options	Exercise Price	Expiry Date
	$
12,070,000	0.07	Feb 11, 2013
1,000,000	0.07	July 1, 2013
210,000	0.07	April 29, 2014
500,000	0.07	Mar 23, 2014
16,460,000	0.13	Jan 31, 2016
300,000	0.07	May 11, 2016
9,319,000	0.09	August 31, 2017
39,859,000

Disclosure of share option program

The continuity of the options granted, exercised, cancelled and expired under the Plans during 2012 and 2011 are as follows:

	Number of Options	Weighted Avg. Exercise Price
		$
Options outstanding and exercisable at December 31, 2010	32,580,000	0.07
Granted	16,460,000	0.13
Forfeited or expired	(6,500,000)	0.07
Options outstanding and exercisable at December 31, 2011	42,540,000	0.093
Exercised	(7,350,000)	0.07
Forfeited or expired	(4,650,000)	0.07
Granted	9,319,000	0.09
Options outstanding and exercisable at September 30, 2012	39,859,000	0.099

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended September 30, 2012 and 2011 (in thousands of Canadian dollars)

The vesting of options is made at the discretion of the board of directors at the time the options are granted.

Inputs for measurement of grant date fair values

The fair value of share based payments noted above was estimated using the Black-Scholes Option Pricing Model with the following assumptions for the periods ended September 30, 2012 and 2011.

	2012	2011
Fair value of share options and assumptions
Risk-free interest rate	1.0%	1.1%
Expected dividend yield	Nil	Nil
Expected stock price volatility	58.37%	60.47%
Expected option life in years	5	5
Exercise price	0.09	0.13
Share price at grant date	0.09	0.13
Fair value at grant date	0.044	0.067
Expected forfeiture rate	0%	0%

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Group’s stock options.

(b)	Equity instruments granted under the Blanket Zimbabwe Indigenisation Programme.

The equity instruments granted under the Blanket Zimbabwe Indigenisation Programme, excluding the Employee Trust accounted for under IAS19 – Employee benefits, have been accounted for as share-based payments in terms of the requirements of IFRS2 – Share based payments.
The Company engaged the services of professional advisors to assist with the determination of the share based payment calculation.

The fair value of the equity instruments on the grant date of September 5, 2012 were determined for each transaction as being the sum of the present value of the following components:
•	The value of the shares at the point that any loans provided to purchase the shares or fund advance dividends are paid off;
•	The value of any advance dividends paid to participants;
•	The value of any “trickle dividends”, being the 20% entitlements, paid to participants.

Whilst the transaction was concluded at the Blanket level, the market capitalisation of Caledonia Mining Corporation was utilised for valuation purposes since the primary asset of the group is currently Blanket.

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended September 30, 2012 and 2011 (in thousands of Canadian dollars)

Assumptions used based on the grant date of September 5, 2012 were as follows:

Market capitalisation value	C$45,065
Expected volatility of market value	65%
Risk free rates	USD swap curve with country specific adjustments
Country specific adjustment	17.3%
Dividend yield	14.8%
Withholding tax	5% of dividends
Interest on loans	10%

In determining fair value taking into account the unique features of each transaction the valuation model used the Monte Carlo Simulation technique to allow for the uncertainty around the potential scenarios that affect the value of each arrangement. Projected market values were estimated using a stochastic modelling methodology based on Geometric Brownian Motion model.

The fair value of each transaction determined as detailed above and recognised as share based payment expense in the current period was as follows:

Share-based expenses
	Note	2012	2011
		$	$
Share options granted in 2012		408	1,102
Option value of the Blanket indigenisation transaction	5	14,161	-
Total costs		14,569	1,102

21        Provisions

Site restoration
$
Balance at January 1, 2011	1,899
Foreign currency adjustment	(47)
Unwind of discount	50
Adjustment made during the period	(117)
Balance at December 31, 2011	1,785

Balance at January 1, 2012	1,785
Foreign currency adjustment	(63)
Unwind of discount	32
Adjustment made during the period	(21)
Balance at September 30, 2012	1,733

Non-current	1,733
Current	-

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended September 30, 2012 and 2011 (in thousands of Canadian dollars)

The non-credit adjusted discount rates currently applied in the calculation of the net present value of the provision is 1.96% and 5% (2011 – 1.96% and 5%)

21        Provisions – (continued)

Site restoration

Site restoration relates to the net present value of the estimated cost of closing down the mine and site and environmental restoration costs, estimated to be paid in 2024, for Blanket, based on the estimated life of mine. Site restoration costs are capitalised to mineral properties at initial recognition and amortised systematically over the estimated life of the mine.

22         Trade and other payables

	September 30, 2012	December 31, 2011
	$	$
Other trade payables	4,073	3,084
Non-trade payables and accrued expenses	364	757
	4,437	3,841

The Group’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 6.

The Directors consider the carrying amounts of trade and other payables as a reasonable approximation of their fair values.

23        Cash flow

Adjustments to reconcile net cash from operations:	Nine months ended September 30
	2012	2011
	$	$
Net finance costs (income)	106	190
Income tax expense	7,124	4,998
Deferred tax	592	956
Site restoration	32	16
Share-based payment expense Indigenisation	14,161	1,102
Share-based payment expense option grant	408
Depreciation	2,759	1,853
Indigenisation expenses	1,275	-
Foreign exchange	(690)	723
	25,767	9,838

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended September 30, 2012 and 2011 (in thousands of Canadian dollars)

Net changes in non-cash working capital

	Nine months ended September 30
	2012	2011
	$	$
Trade and other payables	597	1,935
Income taxes payable	775	-
Trade and other receivables	(92)	(2,798)
Inventories	(108)	(793)
Prepayments	(135)	5
	1,037	(1,651)

24        Related parties

Transactions with key management personnel

Key management personnel compensation:

In addition to their salaries, the Group also contributes to a defined contribution plan on behalf of eligible employees. For the terms of the plan refer to note 20: Defined Contribution Plan.

Employees, officers, directors, consultants and other service providers also participate in the Group's share option program (see note 20).

		Nine months ended September 30
	Note	2012	2011
		$	$
Management fees, bonus and allowances paid or accrued to a company which provides the services of the Company’s President	i	517	454
Rent for office premises paid to a company owned by members of the President’s family		33	25
Legal fees paid to a law firm where a Director is a partner		76	51

(i) The Group has entered into a management agreement with Epicure Overseas S.A. (“Epicure”), a Panamanian Group, for management services provided by the President.  The Group is required to pay a base annual remuneration adjusted for inflation and bonuses set out in the agreement. In the event of a change of control of the Group, Epicure can terminate the agreement and receive a lump sum payment equal to 200% of the remuneration for the year in which the change occurs.

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended September 30, 2012 and 2011 (in thousands of Canadian dollars)

25        Group entities

	Country of incorporation	September 30, 2012	December 31, 2011
Significant subsidiaries		%	%
Blanket Mine (1983) (Private) Ltd	Zimbabwe	49	100
Caledonia Holdings Zimbabwe (Private) Ltd	Zimbabwe	100	100
Caledonia Mining Services Ltd	Zimbabwe	100	100
Caledonia Kadola Ltd	Zambia	100	100
Caledonia Mining (Zambia) Ltd	Zambia	100	100
Caledonia Nama Ltd	Zambia	100	100
Caledonia Western Ltd	Zambia	100	100
Dunhill Enterprises Ltd	Panama	100	100
Eersteling Gold Mining Corporation Ltd	South Africa	100	100
Fintona Investments (Proprietary) Ltd	South Africa	100	100
Greenstone Management Services Ltd	United Kingdom	100	100
Greenstone Management Services (Pty) Ltd	South Africa	100	100
Maid O’ Mist (Pty) Ltd	South Africa	100	100
Mapochs Exploration (Pty) Ltd	South Africa	100	100
Caledonia Holdings (Africa) Ltd	Barbados	100	100
Blanket (Barbados) Holdings Ltd	Barbados	100	100

26        Operating Segments

The Group's operating segments have been identified based on geographic areas.

The Group has four reportable segments as described below, which are the Group's strategic business units. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Company’s CEO reviews internal management reports on at least a quarterly basis. The following geographical areas describe the operations of the Group's reportable segments: Canada, Zimbabwe, South Africa and Zambia.

The accounting policy of the reportable segments is the same as described in note 4.

Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CFO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended September 30, 2012 and 2011 (in thousands of Canadian dollars)

Information about reportable segments

2012	Canada	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
External Revenue	-	57,609	-	-	57,609
Royalty	-	(4,034)	-	-	(4,034)
Production costs	-	(19,151)	-	-	(19,151)
Administrative expenses	(1,637)	(266)	(1,044)	-	(2,947)
Share based payment expense	(408)	(14,161)	-	-	(14,569)
Indigenisation donation	(122)	(1,141)	(12)	-	(1,275)
Depreciation	-	(2,618)	(141)	-	(2,759)
Impairment	-	-	-	-	-
Finance income	-	-	-	-	-
Finance cost	-	(106)	-	-	(106)
Foreign exchange gain/(loss)	(569)	(4)	(1)	-	(574)
Segment profit before income tax	(2,736)	16,128	(1,198)	-	12,194 602
Income tax expense	-	(8,786)	-	-	(8,786)
Segment profit after income tax	(2,736)	7,342	(1,198)	-	3,408
Geographic segment assets:
Current	19,822	8,373	5,182	41	33,418
Non Current	55	25,183	987	8,823	35,048
Expenditure on property, plant and equipment	-	3,074	-	1,839	4,914
Geographic segment liabilities
Current	301	5,550	370	7	6,228
Non-current	-	7,741	296	-	8,037

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended September 30, 2012 and 2011 (in thousands of Canadian dollars)

26        Operating Segments – (continued)

2011	Canada	Zimbabwe	South Africa	Zambia	Total
	$	$	$	$	$
Revenues	-	39,733	-	-	39,733
Royalty	-	(1,791)	-	-	(1,791)
Production costs	-	(15,124)	-	-	(15,124)
Administrative expenses	(2,839)	(205)	(1,078)	-	(4,122)
Depreciation	-	(1,837)	(16)	-	(1,853)
Other expenses	221	3	-	-	224
Finance income		-	3	-	3
Finance expense		(193)	-	-	(193)
Geographic segment profit before income tax	(2,618)	20,586	(1,091)	-	16,877
Taxation	-	(5,954)	-	-	(5,954)
Geographic segment profit after income tax	(2,618)	14,632	(1,091)	-	10,923
Geographic segment assets:
Current	4,830	8,692	1,893	43	15,458
Non-current	55	26,981	1,320	6,210	34,566
Capital expenditure	-	5,661	-	1,850	7,511
Geographic segment liabilities		-
Current	647	4,290	872	7	5,816
Non-current	-	7,908	339	-	8,247

Reconciliation of reportable segment revenues, profit or loss, assets and liabilities and other material items

	2012	2011
	$	$
Revenues
Total revenue for reportable segments	63,434	46,772
Elimination of inter-segment revenue	(5,825)	(7,039)
Consolidated revenue	57,609	39,733

Profit or loss
Total profit or loss before tax for the reportable segments	13,463	17,479
Elimination of inter-segment profits	(1,269)	(602)
Consolidated profit before income tax	12,194	16,877

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended September 30, 2012 and 2011 (in thousands of Canadian dollars)

	2012	2011
	$	$
Assets
Total assets for reportable segments	70,391	53,641
Elimination of inter-segment profits	(1,925)	(1,239)
Consolidated total assets	68,466	52,402

Liabilities
Total liabilities for reportable segments	17,627	12,388

Other material items 2012

	Reportable segment totals	Elimination of inter-segment profits	Consolidated totals
	$	$	$
Finance income			-
Finance cost	(106)	-	(106)
Expenditure on property, plant and equipment	5,003	(89)	4,914
Depreciation	2,766	(7)	2,759

Other material items 2011

	Reportable segment totals	Elimination of inter-segment profits	Consolidated totals
	$	$	$
Finance income	3	-	3
Finance cost	(193)	-	(193)
Expenditure on property, plant and equipment	7,921	(410)	7,511
Depreciation	1,883	(30)	1,853

Major customer

Revenues from Rand Refinery, the sales agent, of the Group's Zimbabwe segment represents approximately $57,609 (2011: $39,728) of the Group's total revenues.

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended September 30, 2012 and 2011 (in thousands of Canadian dollars)

Directors and Management at November 9, 2012

BOARD OF DIRECTORS	OFFICERS
C. R. Jonsson (2) (3) (4) (5) - Chairman	C. R. Jonsson - Chairman
Principal of Tupper Jonsson& Yeadon	Corporate Secretary
Barristers & Solicitors	Principal of Tupper Jonsson& Yeadon
Vancouver, British Columbia,	Barristers & Solicitors
Canada	Vancouver, British Columbia,
Canada

S. E. Hayden(3) (4) (5)	S. E. Hayden
President and Chief Executive Officer	President and Chief Executive Officer
Johannesburg, South Africa	Johannesburg, South Africa

J. Johnstone (1)	S. R. Curtis
Retired Mining Engineer	Vice-President Finance and Chief Financial Officer
Gibsons, British Columbia, Canada	Johannesburg, South Africa

F C. Harvey (1)	Dr. T. Pearton
Retired Executive	Vice-President Exploration
Oakville, Ontario, Canada	Johannesburg, South Africa

R. W. Babensee (1) (2)	J.M. Learmonth
Chartered Accountant – Retired	Vice-President Business Development
Toronto, Ontario, Canada	Johannesburg, South Africa

S. R. Curtis (5)
Vice-President Finance and Chief Financial officer
Johannesburg, South Africa
BOARD COMMITTEES
L A Wilson	(1) Audit Committee
Non- executive Director	(2) Compensation Committee
New York, United States of America	(3) Corporate Governance Committee
(4) Nominating Committee
J L Kelly	(5) Disclosure Committee
Non- executive Director
New York, United States of America

R Patricio
Non- executive Director
Toronto, Ontario, Canada

Caledonia Mining Corporation Notes to the Condensed Consolidated Financial Statements For the period ended September 30, 2012 and 2011 (in thousands of Canadian dollars)

CORPORATE DIRECTORY	SOLICITORS

CORPORATE OFFICES	Tupper, Jonsson & Yeadon
Canada - Head Office	1710-1177 West Hastings St, Vancouver,
Caledonia Mining Corporation	British Columbia V6E 2L3 Canada
Suite 1201, 67 Yonge Street
Toronto, Ontario M5E 1J8 Canada	Borden Ladner Gervais LLP
Tel:(1)(416) 369-9835 Fax:(1)(416) 369-0449	Suite 4100, Scotia Plaza
info@caledoniamining.com	40 King Street West
Toronto, Ontario M5H 3Y4 Canada
South Africa – Africa Office
Greenstone Management Services (Pty) Ltd.AUDITORS	AUDITORS
P.O. Box 834BDO Dunwoody LLP	BDO Canada LLP
Saxonwold 2132Chartered Accountants	Chartered Accountants
South AfricaSuite 3300, 200 Bay Street	Suite 3300, 200 Bay Street
Tel: (27)(11) 447-2499 Fax: (27)(11) 447-2554	Royal Bank Plaza, South Tower
Toronto, Ontario M5J 2J8 Canada
Zambia
Caledonia Mining (Zambia) Limited	REGISTRAR & TRANSFER AGENT
P.O. Box 36604	Equity Transfer Services Inc.
Lusaka, ZambiaSuite 400 200 University Ave	Suite 400 200 University Ave.
Tel:(260)(1) 29-1574 Fax(260)(1) 29-2154	Toronto, Ontario M5H 4H1 Canada
Tel: (416) 361 0152 Fax: (416) 361 0470
Zimbabwe
Caledonia Holdings Zimbabwe (Limited)	BANKERS
P.O. Box CY1277	Canadian Imperial Bank of Commerce
Causeway, Harare	6266 Dixie Road
Zimbabwe	Mississauga, Ontario L5T 1A7 Canada
Tel: (263) (4) 701 152/4 Fax: (263)(4) 702 248
NOMADS AND BROKERS (AIM)
CAPITALIZATION at November 8, 2012 RBC Capital Markets	Canaccord Genuity Limited
Authorised: Unlimited71 Queen Victoria Street	88 Wood Street
Shares, Warrants and Options Issued:	London EC2V 7QR
Common Shares: 507,899,280 Tel: +44 20 7653 4000	Fax: +44 20 7523 8134
Warrants: Nil
Options: 39,859,000	SHARES LISTED
Toronto Stock Exchange Symbol “CAL”
NASDAQ OTC BB Symbol "CALVF"
London “AIM” Market Symbol “CMCL”
Web Site: http://www.caledoniamining.com